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                          December 20, 2022

       Peter Altman
       President and Chief Executive Officer
       BioCardia, Inc.
       320 Soquel Way
       Sunnyvale, CA 94085

                                                        Re: BioCardia, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 19,
2022
                                                            File No. 333-268862

       Dear Peter Altman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Austin March